UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                           Under Section 12(b) or (g)
                     of the Securities Exchange Act of 1934

               NATIONAL FRUIT AND VEGETABLE TECHNOLOGY CORPORATION
               ---------------------------------------------------
                 (Name of Small Business Issuer in its Charter)


        Nevada                                                31-1194531
----------------------------                            ------------------------
(State of other jurisdiction                                (I.R.S. Employer
of incorporation or                                         Identification No.)
organization)


 210 Water Street, Baltimore, Ohio                                      43105
----------------------------------------                              ----------
(Address of principal executive offices)                              (Zip Code)


Issuer's Telephone number: (740) 862-6300
                           --------------

Securities to be registered pursuant to Section 12(b) of the Act:  None


Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, Par Value $0.001 Per Share
                    ----------------------------------------
                                (Title of Class)

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ITEM 1.  DESCRIPTION OF BUSINESS
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(a)      Business Development

         National Fruit and Vegetable Technology Corporation (the "Company" or the "Registrant" ) is a Nevada corporation which was originally incorporated on December 19, 1986. The Company was authorized to issue an aggregate of 500,000,000 shares of capital stock with a par value of $0.001 per share.

         The Company is the successor to National Veg-Tec Corporation, a Nevada corporation, incorporated in September of 1983. Extensive research and development prior to the time National Veg-Tec Corporation was organized was carried on by an unincorporated joint venture consisting primarily of National Veg-Tech Corporation's original and majority shareholders. At the time National Veg-Tec Corporation was formed, it exchanged 6,941,398 shares of its $0.01 par value common stock valued at $3.00 per share for certain property, equipment and related technology owned by the unincorporated joint venture.

         During 1986, National Veg-Tec Corporation acquired all of the assets of Veg-Tec Corporation, an Ohio corporation incorporated in March of 1985, which was an affiliated entity under common control and similar ownership, by exchanging 3,506,384 shares of its $0.001 par value common stock for all of the issued and outstanding $0.01 par value common stock of Veg-Tec Corporation.

         On March 2, 1987, the Company acquired National Veg-Tec Corporation, by exchanging all of the outstanding shares of National Veg-Tec Corporation's common stock on a one-for-one basis for 49,346,828 shares of National Fruit and Vegetable Technology Corporation. As part of this transaction the company increased the number of authorized shares to 10,000,000,000.

         As of March 1, 1999, 128,362,789 shares of the Company's authorized shares of common stock were issued and outstanding.

         To management's knowledge, the Company has not been subject to bankruptcy, receivership or any similar proceedings.

         The Company maintains offices at 210 Water Street, Baltimore, Ohio 43105. The Company substantially owns all of its equipment.


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

(b)      Business of the Issuer

         During the last three years, and since its inception, the Company has operated in a development stage. The Company was established to market a variety of vegetables and fruits processed with a proprietary, state-of-the-art industrial microwave oven system which the Company has developed. The Company's operations to date have focused on the development of this oven and the food processing facilities which accompany the oven. The Company currently uses a 684 foot oven system which represents the culmination of 22 years of research, design and development efforts. This system is designed to operate continuously, 365 days a year, and has the capacity to process a wide variety of fruit and vegetables into convenient, nutritional and economical products without the use of any additives.

         The Company's oven is used to heat and cook fruits and vegetables. The oven uses microwave energy, a component of the electromagnetic spectrum which includes gamma and x-rays, as well as ultraviolet, visible light, infrared and sound wages. Microwaves are very short sound waves measuring from one to 100 centimeters. Radio waves, by contrast, are measured in lengths from three feet to many miles. The oven uses a device known as a magnetron to create microwave energy by transforming electrical energy into electromagnetic energy. This microwave energy broadcast into a microwave oven is absorbed readily by the water molecules in the food passing though the oven, causing the molecules to vibrate rapidly. This rapid vibration generates friction which in turn generates heat and cooks the food.

         The Company's processing technology is intended to match the ever increasing consumer demand for fresh, highly nutritious, healthful foods, free of artificial additives and preservatives. The Company has undertaken numerous taste tests of a variety of fruit and vegetable products processed in its oven system for comparison with traditional processed food products, with favorable results.

         Initially, the Company will market potato products to restaurants, fast-food restaurant chains, public school systems, hotels, colleges and universities, airlines, the military and correctional institutions. The Company intends to distribute its products through food distributors that supply restaurants and small supermarkets, and directly to large supermarket chains as well.

         To date, the Company has spent all of its efforts on the research and development of its processing systems. The Company has not operated as a commercial producer of food products as of the date of this filing.

(1)      Principal Products

         As  stated  above,   the  Company  will  market   potato   products  to
restaurants,   fast-food  restaurant  chains,  public  school  systems,  hotels,


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colleges and universities, airlines, the military and correctional institutions.
The Company's principal products will be:

                  (a)      Baked potatoes in two varieties--peeled and unpeeled;

                  (b) Mashed potatoes in three (3) varieties--with skins, without skins and lumpy;

                  (c)      French   fries   made  from   potatoes   in  two  (2)
                           varieties--with skins and without skins;

                  (d)      Baked sweet potatoes; and

                  (e)      Sweet potato fries.

         Potatoes will be purchased directly from potato growers. Semi-trailer truckloads will be delivered to the Company's processing plant where the raw material will be weighed and then dumped into a large vat of agitating water to remove sand, soil and stones, which generally accounts for 3% to 4% of each load of raw product delivered. The Company recovers the sand, soil and stones and reuses those items rather than treating them as waste. Sand and soil is bagged and will be sold to garden shops. The Company has sold such bagged sand and soil generated during the testing of its processing facilities and will continue that practice in the future during production. The Company uses the reclaimed stones as gravel for the roads on the Company's property and will continue to do so.

         Once the potatoes are initially washed, they are inspected for damage and then washed again to remove any remaining dirt. Potatoes then are roller-sized and inspected for damage, blemishes and irregular shape. Damaged and blemished potatoes will be used for cattle feed. Misshapen potatoes will be processed as mashed potatoes, small "B"-sized potatoes will be processed as sliced potatoes, and jumbo-size potatoes will be analyzed electronically to determine exact weight and size, and scanned internally for hollow-heart defects. These potatoes will then be processed with the microwave oven system into baked potatoes, or fresh packed in 5 or 10-pound consumer packs, or 50-pound cartons for the food service industry. Upon exiting the oven, products will be refrigerated or frozen, bagged, boxed and placed on pallets for shipment.

         Appropriately sized potatoes will be made into french fries. The Company has equipment in place which will produce french fries of relatively uniform sizes as desired by buyers of the Company's products.

(2)      Distribution Methods

         The Company initially intends to develop a major presence in the local food industry market by offering convenient, high-quality, nutritious and


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flavorful  products at competitive  prices.  The Company  intends that its sales force, which is not yet in place, will initially target restaurants, fast-food chains, hotels, public school systems, institutions of higher education, airlines, the military and correctional institutions. Products will be shipped in semi-truckload quantities. Also, the Company intends to use a brand name in the marketing of its products. In this regard, products produced by the Company in its testing operations have received favorable reviews from the American Heart Association. The Company has received permission to use the American Heart Association's logo on the packaging for the Company's potato products.

         The Company has no experience in sales, marketing or distribution. The Company intends to market and sell certain products directly in the United States and Canada. To do so, the Company must develop a substantial sales force with technical expertise. The Company has not yet developed a marketing organization capable of attaining significant sales. Whether it can do so in the future will depend upon the Company's ability to hire and retain skilled direct sales personnel who have experience in the fruit and vegetable processing industry.

(3)      Status of Publicly Announced New Products or Services

         To date, the Company has not announced the availability of its services or products.

(4)      Competition

         The Company faces well-established and well-funded competition. The food industry is highly competitive and is characterized by the frequent introduction of new products accompanied by substantial promotional campaigns. Among the Company's competitors are established, conventional fruit and vegetable processors with extensive product development capacity, marketing staffs and organizations, and financial resources greatly in excess of that available to the Company. Conventional fruit and vegetable processors dominate the market. Management is confident that the Company will be able to compete effectively on the basis of superior product quality and relatively low production costs attributable to the Company's highly efficient microwave oven system. Competitors generally use traditional methods of heating fruits and vegetables such as boiling the product in water, steaming the product, heating it in convection ovens as in hot oil.

         Management has visited and studied the major growing regions in the United States and considers the grower-packer their largest competitor. Grower-packers are the main distributors and shippers of fresh produce in the United States. Large grower-packers ship up to 5,000 truckloads of produce a year, while smaller grower- packers ship between 100 to 500 truckloads per year. The Company will compete directly with the grower-packers and add value for the consumer by greatly reducing the preparation time associated with most fruit and vegetable products.

         Management believes that the Company's unique capability to offer large volumes of prepared fruit and vegetable products that are fresh, nutritious, economical and convenient to the consumer will make the Company a viable


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

competitor  in  the  food  processing   industry.   Company   products  will  be
differentiated from those of the competition on the basis of taste, appearance and quality at competitive price points.

(5)      Sources of Raw Materials and Suppliers and Dependence on Major
         Customers

         The Company will specialize in the processing of fresh fruits and vegetables. Therefore, the Company will be dependent upon a ready supply of fruits and vegetables. Should the Company have any difficulty in obtaining fresh fruits and vegetables as required in their operations, the Company could be materially and adversely affected. While management believes that there are numerous alternative suppliers (farmers) for the fruits and vegetables purchased by the Company, the loss of a supplier could disrupt the Company's operations. The Company will purchase a significant number of items from single suppliers--for example, packaging supplies. While the Company believes that alternatives to these suppliers and manufacturers are readily available, the time to effect a change could adversely impact the Company's business in the short term should a change become necessary.

         The Company will use in-house produce buyers to purchase potatoes directly from growers at open-market prices, which historically range between $4.00 to $8.00 per hundred weight. The size, weight, shape, quality and appearance of raw materials will be determined upon delivery to the plant for final determination of the purchase price.

         Factors which determine the availability and price of potatoes, and most agricultural products, include weather conditions, acreage under cultivation, crop failures, plant diseases, floods, freezing and overall agricultural conditions.


         Potatoes are readily available year round due to large modern potato storage facilities, of which there is an abundance within close proximity to the Company's plant. This will obviate the necessity of the Company building storage facilities and will minimize raw material inventory needs.

(6)      Patents, Trademarks, Licenses, etc.

         The Company intends to apply for numerous United States and International patents, trademarks and copyrights in connection with certain of its products and technology. The Company currently has no patents, trademarks or copyrights. Although these types of intellectual property protection may have value, the Company believes that other factors, such as product innovations, are of more significance in the Company's industry. The Company attempts to avoid infringing patents of others by monitoring on a regular basis patents issued with respect to food processing equipment. The Company intends to license rights in connection with the development and marketing of certain of its products.


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

These agreements generally require the Company licenser to pay a royalty based on product sales.

         The Company believes that its proprietary products provide it with a key competitive advantage, but patent protection generally cannot be obtained for most of its products. The Company attempts to minimize unauthorized copying of these products by a variety of methods, however, there can be no assurance that unauthorized copying will not occur. The Company attempts, and will continue to attempt, to protect its proprietary materials and processes by relying on trade secret laws and non-disclosure and confidentiality agreements with its employees and certain other persons who have access to its proprietary materials and processes, or who have licensing or research agreements with the Company.

         The Company has not applied for any patents on its industrial microwave technology to date. However, the Company has developed certain technologies which it believes to be proprietary. Were feasible, management intends to make a number of patent applications for protection on certain of the Company's rights relating to its automated fruit and vegetable processing plant and to its industrial microwave oven technology. The Company also intends to consider application for additional patents relating to other food processing equipment. The Company intends to continue to seek patent protection with respect to those advances to its process resulting from its research and development efforts.

         The Company intends to rely on a combination of trade secrets, patents, trademark laws, license agreements and technical measures to protect its rights with respect to its industrial microwave oven technology. No assurance can be given that these measure will protect the Company's rights.

(7) Governmental Approval, Effect of Governmental Regulation and Costs and Effects of Compliance with Environmental Laws

         The Company is subject to regulation by federal, state and local governmental authorities. These include: the EPA for environmental impact and, in particular, sanitary discharge; OSHA for equipment and work area safety; FDA for labeling, sanitary conditions and product contamination; USDA for grading a food inspection; state government for building codes; and local government for building codes and property zoning. The Company's operations are subject to a variety of other federal, state and local laws, such as labor, insurance, transportation and wage regulations. Compliance with all such regulations may be time-consuming and expensive and may cause delays in the ability of the Company to commence operation of the Company's fruit and vegetable processing plant.

         The Company has been approved with all the necessary permits, including all city, county, state and federal approval processes necessary to operate a food facility in the State of Ohio.

         The handling, transportation and disposal of potato wastes expose the Company to certain risks under applicable environmental laws and regulations.


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

Although management of the Company believes its operations will be conducted in substantial compliance with, and intends to minimize its liability risk under, such laws and regulations, there can be no assurance that liability will not attach in the future due to stricter laws and regulations, stricter enforcement thereof or other currently unforeseen or unknown events. In addition, there can be no assurance that substantial costs for compliance with such laws and regulations will not be incurred in the future. Nonetheless, the Company has made every effort to reduce wastes from its processing facilities. Sand, soil and stones washed from raw product is collected and either sold or used at the Company's facilities. Potato starch produced during processing is collected and sold as well. Potato peelings and waste potatoes are disposed of as cattle feed and/or as fertilizer.

         Certain of the Company's operations are subject to federal, state and local environmental laws and regulations which impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid wastes. The Company cannot predict with any certainty its future capital expenditure requirements for environmental compliance because of constantly changing standards and technology. In addition, the Company may incur liabilities in the future to regulatory agencies or private individuals for alleged environmental damage associated with waste disposal or waste material handling practices in operation of the Company's business. The Company does not currently have any insurance coverage for environmental liabilities and does not anticipate obtaining such coverage in the future.

         The Company's microwave oven system has been designed and constructed to ensure the safety of those working with and around equipment. Devices continuously monitor the system, and immediately shut it down and alert the operator in the unlikely event of a system malfunction. Management is confident that its plant and technology will comply with all applicable OSHA and FCC regulations. The Company's food products will comply with all relevant USDA and FDA regulations. The entire plant facility has met all USDA, FDA, EPA, FDD and Board of Health regulations with full approval for operation.

         Management believes that it has taken into consideration all of the regulatory requirements of the Health and Safety Act of 1968. However, there is no assurance that in the future the plant may be shut down by various government regulatory agencies due to the Company's inability to comply in a timely manner to existing regulations.

         In one area, governmental regulation may have a positive impact on the Company's business. The Ohio Legislature enacted the "Buy Ohio Program", which requires all 185 state agencies to give preferential treatment to manufacturers of food products based in Ohio when making purchases. The State of Ohio annually awards contracts for the purchase of food products totaling $400 million. There are at present no potato processing plants located in Ohio. Educational and correctional institutions, as well as the military will, therefore, constitute a highly attractive initial client base. The state typically pays for food products upon delivery or within 10 days.


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

(8)      Research and Development in the Last Two Years

         Management of the Company has spent all of its time and efforts during the last two (2) years, and for all of its existence, on the research and development of its food processing systems and acquisition of facilities and equipment. Such research and development has focused upon the development of the Company's microwave oven, but also has included the development of conveyor systems and automation which rapidly processes raw products with a minimum of damage and loss of the products. Although research and development will be an ongoing process, management believes that the Company's research and development since the Company's inception has produced an effective fruit and vegetable processing system. Management also believes that the efforts in acquiring facilities and equipment have been successful and that the Company is ready to begin production.

(9)      Employees

         As of March 1, 1999, the Company had eleven (11) full-time employees, one (1) part-time employee and nine (9) contract consultants. None of the Company's employees or independent contractors is subject to a collective bargaining agreement and the Company believes its relations with its employees and independent contractors are good.

(c)      Reports to Security Holders

         Prior to filing this Form 10-SB, the Company has not been required to deliver annual reports. To the extent that the Company is required to deliver annual report to security holders thought its status as reporting company, the Company shall deliver annual reports. Also, to the extent the Company is required to deliver annual reports by the rules or regulations of any exchange upon which the Company's shares are traded, the Company shall deliver annual reports. If the Company is not required to deliver annual reports, the Company will not go the expense of producing and delivering such reports. If the Company is required to deliver annual reports, they will contain audited financial statements as required.

         Prior to the filing of this Form 10-SB, the Company has not filed reports with the Securities and Exchange Commission. Once the Company becomes a reporting company, management anticipates that Forms 3, 4, 5, 10K-SB, 10Q-SB, 8-K and Schedules 13D along with appropriate proxy materials will have to be filed as they come due. If the Company issues additional shares, the Company may file additional registration statements for those shares.

         The public may read and copy any materials the Company files with the Securities and Exchange Commission at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by call the Commission at 1-800-SEC- 0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. The Internet address of


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the Commission's site is (http://www.sec.gov).

(d)      Year 2000 Disclosure

         The Company does not anticipate any problem in dealing with computer entries in the year 2000 or thereafter, with any computers currently used at any of their facilities. All of the Company's computer systems are new and have been year 2000 compliant from their acquisition. The Company keeps current with all updates and revisions with all software the Company currently use. It is anticipated that the software updates reflect required revisions to accommodate transactions in the year 2000 and thereafter. Though it is not anticipated that the Company will have a problem at the turn of the century, the Company intends to coordinate the resolution of any year 2000 problems with the vendors of the software the Company utilizes.

         Also, the Company has tested all the computerized systems in its food processing facility for problems associated with the Year 2000 problem. The Company's computerized systems will function at the turn of century without disruptions to the Company's operations.

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ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION OR PLAN OF OPERATION
--------------------------------------------------------------------------------

         The Company has not received revenues from operation during the two-year period immediately preceding the filing of this Form 10-SB.

Plan of Operation

         During 1999, the Company plans to focus on efforts opening its potato processing operations. The Company's product research and development programs have been completed for purposes of the first twelve months of operations. Management believes that its physical facilities are complete and ready to operate.

         During the end of the first quarter and the beginning of the second quarter of 1999, management of the Company intends to develop its sales procedures and hire a sales staff. In this regard, management of the Company anticipates that the computer equipment which it has recently purchased will be used to track purchasers of raw products and sales of processed products. Management of the Company anticipates hiring approximately 32 individuals to serve as clerical and operations staff and eight (8) individuals to work as sales staff.

         At the same time, management of the Company anticipates beginning processing operations. Such operations will require additional personnel to work in the Company's product control laboratory and man the Company's processing and


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

storage  facilities.   Management  of  the  Company  anticipates  operating  its
facilities with a total of approximately 40 people, which includes sales, production and administrative personnel.

         Management of the Company intends to fund initial operations in the second quarter of 1999 with cash on hand. If additional cash is required, the Company will obtain such cash either through conventional financing and/or a private offering of the Company's securities. Given the fact that the Company's facilities and equipment are unencumbered, management believes that traditional financing will be available. Also, management believes that it has had strong shareholder support for its operations and that any additional cash necessary to commence operations will be available through a private offering of the Company's securities. Once operations are under way, management of the Company intends to add staff, equipment and continued research and development with revenues generated from sales. Once the Company's facilities are in commercial production, management believes that it can satisfy the Company's cash requirements for the next 12 months without additional funds based upon its revenues from sales.

         During the second quarter of 1999, management of the Company anticipates that initial processing will be conducted three (3) days a week. Management anticipates that this limited production time will be necessary in order to resolve any unforeseen problems with the Company's processing facilities. As the Company gains commercial experience with its operations, management anticipates that production will increase to the point where the Company is processing approximately three (3) trailer truckloads of potatoes per day. Management believes that its operations will be profitable at that point.


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ITEM 3.           DESCRIPTION OF PROPERTY
--------------------------------------------------------------------------------

(a) Principal Plants and Property and Description of Real Estate and Operating Data.

         The Company owns its 150,000 square foot plant situated on 13 acres of land in Baltimore, Ohio. The Company owns the land in fee simple title. The property is paid in full with no mortgages or liens The one-level, open-floor system results in energy savings and reduced product damage and is easy to expand, maintain and fireproof. The ceiling, floors and walls are being brought to USDA and FDA standards for the processing of fruit and vegetables. The plant will accommodate four complete microwave oven systems, has 15 loading docks, a water system capable of delivering 2,000 gallons of water per minute, and an 8,000 square foot office space. The renovations and adaptations required to bring the Company's plant into compliance with all necessary regulations and to prepare it for production have been substantially completed.

         The Company's plant is located approximately 19 miles southeast of Columbus in Baltimore, Ohio within an 8-hour drive of a market that consumes over 26 million pounds of produce per day. The facility is just 6 miles south of a major interstate highway, affording easy access for delivery and shipment of raw materials and finished product by truck. The plant is also centrally located to a large supply of raw fruit and vegetables and management has close contacts with a significant number of growers in the region.

         In addition to the Company's 150,000 square foot plant, it has a 150,000 cubic foot freezer. The processing plant is electrically new throughout with an additional 2,000 AMP service, new plumbing, air, steam well water and city water line, all new drains and new floors. The entire facility has met all USDA, FDA, EPA, FDD and Board of Health regulations with full approval for operation. The plant is fully automated with the newest Allan Bradley Technology.

         The 8,000 square foot office space has been remodeled with a conference room, marketing and sales rooms, employees training room, new men's and women's bathrooms, kitchen, break room and 12 offices.

         It is management's opinion that the Company's property is adequately covered by insurance.

(b)      Investment Policies

         The Company's plan of operations is focused on the continued development of the food processing systems described in Item 1 of this Part. Accordingly, the Company has no particular policy regarding each of the following types of investments:

         1.       Investments in real estate or interest in real estate;

         2.       Investments in real estate mortgages; or,

         3. Securities of or interests in persons primarily engaged in real estate activities.


------------------------------------------------------------------------------
ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                  AND MANAGEMENT
-------------------------------------------------------------------------------

(a)      Security Ownership of Certain beneficial Owners:

         The following information sets forth certain information as of March 1, 1999 about each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's Common Stock:

                           (2)
(1)               Name and Address                               (3)                       (4)
Title             of Beneficial                          Amount and Nature of             Percent of
of Class          Owner                                  Beneficial Ownership             Class
--------          --------------------------------   ----------------------------       --------------
Common            Emerald Industries Corporation(1)           74,970,619                      58%
                  210 Water Street
                  Baltimore, Ohio  43105

(b)      Security Ownership of Management:

                           (2)
(1)               Name and Address                               (3)                       (4)
Title             of Beneficial                          Amount and Nature of             Percent of
of Class          Owner                                  Beneficial Ownership             Class
--------          --------------------------------   ----------------------------       --------------
Common            Richard J. Cashman                          74,970,619 2                    58%
                  210 Water Street
                  Baltimore, Ohio   43105

Common            Daniel K. Cashman                           74,970,619 3                    58%
                  210 Water Street
                  Baltimore, Ohio   43105

                  Mitch Adams                                    108,658               Less than 1%
                  5607 Tara Hill Drive
                  Dublin, OH   43017

                  Lawrence Green                                 459,189               Less than 1%
                  120 Tuttle Rd.
                  Springfield, OH   45503

-----------------------

        1 Richard J. Cashman II, Chairman of the Board and a Director; and Daniel K. Cashman, President and a Director are the owners of the majority of shares of Emerald Industries Corporation.

        2 Such shares are beneficially owned by Richard J. Cashman II through his ownership and control of Emerald Industries Corporation. Emerald Industries Corporation is the owner of record of all 74,970,619 shares.

        3 Such shares are beneficially owned by Daniel K. Cashman through his ownership and control of Emerald Industries Corporation. Emerald Industries Corporation is the owner of record of all 74,970,619 shares.

             Tom Heilman                                459,189             Less than 1%
             130 So. Columbia
             Columbus, OH 43209

             Doug Katterhenry                           149,674             Less than 1%
             6464 Old Church Way
             Reynoldsburg, OH 43068

             Pat Maguire                                 84,416             Less than 1%
             6043 Wilton House Ct.
             New Alblany, OH 43054

             Kip Merriam                                116,599             Less than 1%
             556 Oakwood Drive
             Pickering, Ontario CANADA L1X 2M7

             Frank Moauro                               680,000             Less than 1%
             377 Talbot Street
             W. Leamington, Ontario CANADA N8H 4H3

             Tom Rainier                                315,036             Less than 1%
             223 Via Napoli
             Naples, FL   34105

             Dr. Harold Rinehart                        359,532             Less than 1%
             1143 County Road 2256
             Perrysville, OH    44875

             Philip Risinger                            144,675             Less than 1%
             Rt. 9, Box 406
             Paris, TX   75462

             All Directors and                       79,448,253                    62%
             Officers as a Group

(c)      Changes in Control:

         There is no arrangement which may result in a change in control.

--------------------------------------------------------------------------------
ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
                  CONTROL PERSONS
--------------------------------------------------------------------------------


(a)      Directors and Executive Officers

         As of February 22, 1999, the directors and executive officers of the Company, their ages, positions in the Company, the dates of their initial election or appointment as director or executive officer, and the expiration of the terms as directors are as follows:

                                                                      Period Served As
Name                             Age      Position                    Officer/Director*
----                             ---      --------                    -----------------
Richard J. Cashman II            48       Chairman of                9-15-83 to present
                                          The Board

Daniel K. Cashman                38       President and              9-15-83 to present
                                          Director

Mitch Adams                      40       Vice President             9-20-96 to present
                                          Of Engineering
                                          and Director

Tom Ranier                       44       Secretary,                12-19-86 to present
                                          Treasurer and
                                          Director

Tom Heilman                      44       Director                   9-20-96 to present

Doug Katterhenry                 56       Director                   9-20-96 to present

Patrick D. Maguire               47       Director                      1992 to present

Clifton K. Merriam               54       Director                      1992 to present

Frank Moauro                     75       Director                      1986 to present

Dr. Harold Rinehart              58       Director                      1986 to present

Philip Risinger                  62       Director                   9-20-96 to present

Lawrence Green                   70       Director                9-20-96(?) to present

         Richard J. Cashman II,  Chairman of the Board, is the brother of Daniel
K. Cashman, President and Director.

*The Company's directors are elected at the annual meeting of stockholders and hold office until their successors are elected and qualified. The Company's officers are appointed annually by the Board of Directors and serve at the pleasure of the Board.

(b)      Business Experience:

         Richard J. Cashman II, age 48, is the Chairman of the Board and a Director of National Fruit and Vegetable Technology Corporation. Mr. Cashman attended Ohio State University in English, accounting and food science engineering. Mr. Cashman has been involved for the past 18 years in the research and development of the Company's food processing plant. He is the C.E.O. of Platinum Industries, Ltd., an industrial real estate holding company. He was a certified professional plant manager in 1996. He is the former President of Steel Parts Manufacturing, Inc., a manufacturer of U.S. Military parts from 1980 through 1985. He has developed a solid foundation of knowledge and expertise in plant operation and pioneered various new inventions for the newly emerging fresh potato processing industry.

         Daniel K. Cashman, age 38, is the President and a Director of National Fruit and Vegetable Technology Corporation. He attended Florida State University in Biological Science, University of Florida in Organic Chemistry, Ohio State in Biochemistry and University of California in Electro Magnetic Engineering. Mr. Cashman has been involved for the past ten (10) years in the research and development in high powered microwave energy to develop a new cooking system, using 915 MHz frequency, with the goal of producing fruits and vegetables of superior taste, texture, color and higher in nutritional value. He has been instrumental in the engineering, designing and building of the Company's food processing plant with freezer and a 684 foot long microwave oven system. The plant is fully automated with state-of-the-art food processing equipment. Mr. Cashman is also the President and Director of Platinum Industries, Ltd., a real estate holding company, manages 23 full-time employees and sub-contractors, reviews all corporate and executive decisions made by the Company, including those for construction, equipment, personnel and technology. His goal for the Company is to dominate North America's fresh food market with the Company's new potato products.

         Tom Ranier, age 45, is the Secretary, Treasurer and a Director of National Fruit and Vegetable Technology Corporation. Mr. Ranier earned a B.A. in Business Administration, Industrial Management and Management Science from Franklin University in 1981. He is employed at Watkins Printing of Columbus, Ohio. From 1985 to the present, he was the co-owner and President of Vision Printing, Inc. and Franklin Printing, Inc. also of Columbus, Ohio. Mr. Rainier is also the President and owner of Unique Industries, Inc., a sales consulting firm. From 1981 to 1984, he was a Key Accounts Representative and Sales and Marketing Director for Copco Papers, Inc. Of Columbus, Ohio.

         Mitch Adams, age 40, is Vice President of Engineering and a Director of National Fruit and Vegetable Technology Corporation. Mr. Adams attend O.I.T. in electronics and Bliss College in business finance. In 1985 he was involved in the process control for Pepsi and in 1998 he was involved in the process control for Anheuser-Busch. He is the C.E.O. and C.F.O. of Adams & Lorimer dba World Gym Health & Fitness, C.E.O. and C.F.O. for Adams & Ellison in the business of industrial controls. He manages employees and sub-contractors and reviews executive decisions, including equipment layout and process control for the Company.

         Lawrence Green, age 70, is a Director of National Fruit and Vegetable Technology Corporation. Mr. Green has been in the development of land for residential lots and is the owner of commercial buildings which he maintains. Mr. Green is also a builder and maintained the storm sewer and drainage lines for the Company. He is now retired except for his own maintenance work on his buildings. Served on National Missionary Board of Church of God with offices in Anderson, Indiana.

         Tom Heilman, age 44, is a Director of National Fruit and Vegetable Technology Corporation. Mr. Heilman is currently President of Continental Equities, Inc. He is a licensed broker/dealer. He owns and manages commercial and residential properties through Columbus and Central Ohio. He also raises equity for private placements, consulting, mergers and acquisitions.

         Doug Katterhenry, age 52, is a Director of National Fruit and Vegetable Technology Corporation. Mr. Katterhenry has a background in new production introduction and was a product engineer for Lucent Technologies.

         Patrick D. Maguire, age 47, is a Director of National Fruit and Vegetable Technology Corporation. Mr. Maguire has a B.A. from Wittenberg University in 1973 and a J.D. from Ohio Northern University in 1976. Mr. Maguire serves as a managing partner with the law firm of Maguire & Schneider in Columbus, Ohio. Previously he worked as Assistant County Prosecutor of Franklin County and with a number of Columbus law firms over the past 20 years.

         Clifton K. Merriam, age 54, is a Director of National Fruit and Vegetable Technology Corporation. Mr. Merriam has been involved with marketing and sales during the past 26 years. He currently serves with Family Trust Real Estate in Ontario, Canada.

         Frank Moauro, age 75, is a Director of National Fruit and Vegetable Technology Corporation. From 1970 to the present he has been co-owner of Moauro Farms Limited of Leamington, Ontario, a fruit and vegetable farming enterprise. He is also in the Standardbred horse business. From 1980 to the present, Mr. Moauro has been President of Glenriver Investments, a vegetable greenhouse plant. He has over 36 years experience in fruit and vegetable farming, management and sales.

         Dr, Harold Rinehart, age 59, is a Director of National Fruit and Vegetable Technology Corporation. Dr. Rinehart graduated from the National College of Chiropractic on 1963. From 1963 to the present, Dr. Rinehart has been a practicing chiropractor in Loudonville, Ohio. He is also the former President and owner of the Weight Loss and Control Center in Loudonville and the former owner and President of the H.G. Rinehart Company, a Columbus, Ohio brokerage firm.

         Philip Risinger, age 62, is a Director of National Fruit and Vegetable Technology Corporation. Mr. Risinger is a Plant Manager for Oliver Rubber Company's Paris, Texas plant.

 (c)     Directors of Other Reporting Companies:

         None of the directors are directors of other reporting companies.

(d)      Employees:

         The officers and directors who are identified above are the significant employees of the Company.

(e)      Family Relationships:

         Richard J. Cashman II,  Chairman of the Board, is the brother of Daniel
K. Cashman, President and Director.

(f)      Involvement in Certain Legal Proceedings:

         None of the officers and directors of the Company have been involved in the past five (5) years in any of the following:


         (1)     Bankruptcy proceedings;

         (2)     Subject to criminal proceedings or convicted of a criminal act;

         (3) Subject to any order, judgment or decree entered by any Court for violating any laws relating to business, securities or banking activities; or

         (4) Subject to any order for violation of federal or state securities laws or commodities laws.

--------------------------------------------------------------------------------
ITEM 6.           EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

         The following table sets forth information about compensation paid or accrued by the Company during the years ended December 31, 1998, 1997 and 1996 to the Company's officers and directors. None of the Executive Officers of the Company earned more than $100,000 during the years ended December 31, 1998, 1997 and 1996.

                           Summary Compensation Table
                                                               Long Term Compensation
                                                      ----------------------------------------
                           Annual Compensation           Awards                     Payouts
                           -------------------           ------                     -------
                                                   (e)                  (g)
                                                  Other     (f)      Securities         (i)
 (a)                                              Annual  Restricted Under-   (h)      Other
Name and                             (c)    (d)   Compen- Stock      Lying    LTIP     Compen-
Principal                   (b)    Salary  Bonus  sation  Awards     Options/ Payouts  sation
Position                    Year   $       ($)    ($)     ($)        SARs(#)  ($)      ($)
--------                   ------  ------- ------ ------- --------   -------  ------   -------
Richard J. Cashman II
Chairman of                1998    $ None  $ None  $ None  $ None     None     None     None
the Board                  1997    $ None  $ None  $ None  $ None     None     None     None
                           1996    $ None  $ None  $ None  $ None     None     None     None

Daniel K. Cashman
President and              1998    $20,500 $ None  $ None  $ None     None     None     None
Director                   1997    $20,000 $ None  $ None  $ none     None     None     None
                           1996    $26,300 $ None  $ None  $ None     None     None     None

Tom Ranier
Secretary,                 1998    $ 4,470 $ None  $ None  $ None     None     None     None
Assistant                  1997    $ 8,231 $ None  $ None  $ none     None     None     None
Treasurer,Dir.             1996    $ 3,000 $ None  $ None  $ None     None     None     None

Mitch Adams
Vice President             1998    $24,645 $ None  $ None  $ None     None     None     None
Engineering                1997    $18,245 $ None  $ None  $ none     None     None     None
and Director               1996    $ None  $ None  $ None  $ None     None     None     None

Lawrence Green
Director                   1998    $ None  $ None  $ None  $ None     None     None     None
                           1997    $ None  $ None  $ None  $ none     None     None     None
                           1996    $ None  $ None  $ None  $ None     None     None     None

Tom Heilman
Director                   1998    $ None  $ None  $ None  $ None     None     None     None
                           1997    $ None  $ None  $ None  $ none     None     None     None
                           1996    $ None  $ None  $ None  $ None     None     None     None

Doug Katterhenry
Director                   1998    $ None  $ None  $ None  $ None     None     None     None
                           1997    $ None  $ None  $ None  $ none     None     None     None
                           1996    $ None  $ None  $ None  $ None     None     None     None

Pat Maguire
Director                   1998    $ None  $ None  $ None  $ None     None     None     None
                           1997    $ None  $ None  $ None  $ none     None     None     None
                           1996    $ None  $ None  $ None  $ None     None     None     None

Clifton K. Merriam
Director                   1998    $ None  $ None  $ None  $ None     None     None     None
                           1997    $ None  $ None  $ None  $ none     None     None     None
                           1996    $ None  $ None  $ None  $ None     None     None     None

Frank Moauro
Director                   1998    $ None  $ None  $ None  $ None     None     None     None
                           1997    $ None  $ None  $ None  $ none     None     None     None
                           1996    $ None  $ None  $ None  $ None     None     None     None

Dr. Harold Rinehart
Director                   1998    $ None  $ None  $ None  $ None     None     None     None
                           1997    $ None  $ None  $ None  $ none     None     None     None
                           1996    $ None  $ None  $ None  $ None     None     None     None

Philip Risinger
Director                   1998    $ None  $ None  $ None  $ None     None     None     None
                           1997    $ None  $ None  $ None  $ none     None     None     None
                           1996    $ None  $ None  $ None  $ None     None     None     None

--------------------------------------------------------------------------------
ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

         During the past two (2) years, the Company has not entered into a transaction with a value in excess of $60,000 with a director, officer or beneficial owner of 5% or more of the Company's capital stock, except as follows:

         The Company purchased food processing equipment salvaged from property owned by a corporation owned by the officers and principal shareholders of the Company, Richard J. Cashman II and Daniel K. Cashman. There were no purchases in 1998. Purchases were $122,500 in 1997. Management and the Company's Board of Directors have determined that the equipment was sold to the Company at a price that does not exceed fair market value.

         The Company rents a storage facility owned by the officers and principal shareholders of the Company, Richard J. Cashman II and Daniel K. Cashman. The lease arrangement is renewable on an annual basis. Rent expense for the facility was $200,000 in both 1998 and 1997. Of the total $400,000, only $67,519 has been paid leaving a balance of $332,481 unpaid.

         On May 26, 1995, Lawrence R. Green and Arretta M. Green loaned the Company $50,000. Lawrence R. Green and Arretta M. Green are shareholders of the Company. In exchange for the loan, the Company executed a Promissory Note in the amount of $50,000 with an interest rate of 11% per annum, compounded semi-annually. Initially the Note was for a period of 18 months, however, payment of the Note has been extended to May of 1999. In addition, Lawrence R. Green and Arretta M. Green have the option of accepting $25,000 plus 50,000 shares of the Company's capital stock as payment of the Note. Richard J. Cashman II and Daniel K. Cashman, officers and directors of the Company, personally guaranteed the May 26, 1995 loan.

         On October 14, 1997, Lawrence R. Green and Arretta M. Green loaned the Company $50,000. Lawrence R. Green and Arretta M. Green are shareholders of the Company. In exchange for the loan, the Company executed a Promissory Note in the amount of $50,000 with an interest rate of 11% per annum, compounded semi-annually. Initially the Note was for a period of 12 months, however, payment of the Note has been extended to October of 1999. In addition, Lawrence
R. Green and Arretta M. Green have the option of accepting $25,000 plus 50,000 shares of the Company's capital stock as payment of the Note.

         On November 12, 1997, Lawrence R. Green and Arretta M. Green loaned the Company $100,000. Lawrence R. Green and Arretta M. Green are shareholders of the Company. In exchange for the loan, the Company executed a Promissory Note in the amount of $100,000 with an interest rate of 11% per annum, compounded semi-annually. Initially the Note was for a period of 6 months, however, payment of the Note has been extended to May of 1999. In addition, Lawrence R. Green and Arretta M. Green have the option of accepting $50,000 plus 100,000 shares of the Company's capital stock as payment of the Note.

         On August 15, 1998, Lawrence R. Green and Arretta M. Green loaned the Company $50,000. Lawrence R. Green and Arretta M. Green are shareholders of the Company. In exchange for the loan, the Company executed a Promissory Note in the amount of $50,000 with an interest rate of 11% per annum, compounded semi-annually. The Note is due on February 15, 2000. In addition, Lawrence R. Green and Arretta M. Green have the option of accepting $25,000 plus 50,000 shares of the Company's capital stock as payment of the Note.

         On October 9, 1998, Lawrence R. Green and Arretta M. Green loaned the Company $50,000. Lawrence R. Green and Arretta M. Green are shareholders of the Company. In exchange for the loan, the Company executed a Promissory Note in the amount of $50,000 with an interest rate of 11% per annum, compounded semi-annually. The Note is for a period of 12 months and is payable on October 9, 1999. In addition, Lawrence R. Green and Arretta M. Green have the option of accepting $25,000 plus 50,000 shares of the Company's capital stock as payment of the Note.

         On November 3, 1998, Lawrence R. Green and Arretta M. Green loaned the Company $100,000. Lawrence R. Green and Arretta M. Green are shareholders of the Company. In exchange for the loan, the Company executed a Promissory Note in the amount of $100,000 with an interest rate of 11% per annum, compounded semi-annually. The Note was for a period of 24 months and is payable on November 3, 2000. In addition, Lawrence R. Green and Arretta M. Green have the option of accepting $50,000 plus 100,000 shares of the Company's capital stock as payment of the Note.


--------------------------------------------------------------------------------
ITEM 8.  LEGAL PROCEEDINGS
--------------------------------------------------------------------------------


         The Company is not party to, and none of the Company's property is subject to, any pending or threatened legal, governmental, administrative or judicial proceedings that will have a materially adverse effect upon the Company's financial condition or operation.


--------------------------------------------------------------------------------
ITEM 9.           MARKET PRICE OF AND DIVIDENDS ON REGISTRANT'S
                  COMMON EQUITY AND RELATED SHAREHOLDER MATTERS
--------------------------------------------------------------------------------


Market Information:

         The common stock of the Company currently is not trading on any exchange. Management anticipates that the Company's shares will be qualified on the system of the National Association of Securities Dealers, Inc. ("NASD") known as the Bulletin Board.

         There has been no market for the Company's stock in the last two years. Accordingly, the Company has no range of high and low bid prices for the Company's common stock to report.

Holders:

         There were approximately 1,254 holders of record of the Company's common stock as of March 1, 1999.

Dividends:

         The Company has never paid cash dividends on its stock and does not intend to do so in the foreseeable future. The Company currently intends to retain its earnings for the operation and expansion of its business. The Company's continued need to retain earnings for operations and expansion are likely to limit the Company's ability to pay dividends in the future.

--------------------------------------------------------------------------------
ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES
--------------------------------------------------------------------------------

         On or about March 22, 1996, the Company issued 5,000 shares of its capital stock to Patrick D. and Kathy L. Maguire in exchange for legal services. Such services were valued at $2,500 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about March 22, 1996, the Company issued 5,000 shares of its capital stock to Karl H. and Jennifer Schneider in exchange for legal services. Such services were valued at $2,500 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about April 30, 1996, the Company issued 20,000 shares of its capital stock to Lawrence R. and Arretta M. Green in exchange for construction services. Such services were valued at $10,000 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about December 5, 1996, the Company issued 13,260 shares of its capital stock to William David Farley in exchange for services incidental to the Company's operations such as loading trucks and hauling dirt. Such services were valued at $6,630 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about March 8, 1997, the Company issued 52,000 shares of its capital stock to William and/or Nancy Jane Gregory in exchange for services they rendered in the Company's machine shop. Such services were valued at $26,000 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         In July of 1997, the Company issued 40,000 shares of its capital stock to Tom Rainier in exchange for marketing services he rendered for the Company. Such services were valued at $20,000 and the shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         In July of 1997, the Company issued 3,900 shares of its capital stock to Jodell Thomas in exchange for general labor at the Company's facilities. Such services were valued at $1,950 and the shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about November 18, 1997, the Company issued 48,417 shares of its capital stock to Lawrence R. and Arretta M. Green in exchange for $24,209 of accrued interest on promissory notes payable to the Greens. The Company also issued 16,544 shares to the Green in exchange for plumbing services performed for the Company. Such services were valued at $8,272. All the shares issued to the Greens on November 18, 1997 were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 04(2) of the Securities Act of 1933, as amended.

         On or about December 3, 1997, the Company issued 48,295 shares of its capital stock to Industrial Commercial Equipment Company in exchange for services on the Company's refrigeration system. Such services were valued at $24,147.50 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about March 2, 1998, the Company issued 4,000 shares of its capital stock to Richard Osler in exchange for machine shop services performed by Bill Gregory. These shares were issued to Mr. Osler and Mr. Gregory's instruction. Such services were valued at $2,000 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about March 2, 1998, the Company issued 17,141 shares of its capital stock to William Gregory in exchange for services he rendered in the Company's machine shop. Such services were valued at $8,574 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about September 25, 1998, the Company issued 11,147 shares of its capital stock to William Gregory in exchange for services he rendered at the Company's machine shop. Such services were valued at $5,573.50 and shares were issued at the rate of $0.50 per share. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On or about February 9, 1999, the Company issued 40,000 of its capital stock to Lawrence R. and Arretta M. Green in exchange for sewer installation, catch basin, cement work, and well house services at the Company's operating facility. Such services were valued at $19,511 and shares were issued at the rate of $0.50 per share. The Greens also paid the Company $489 as consideration for these shares. Such shares were issued pursuant to the exemption from registration under Section 4(2) of the Securities Act of 1933, as amended.

         On February 28, 1999, the Company issued a total of 49,108,289 shares. Such shares were issued to the Company's shareholders. Each shareholder received a number of shares equal to 6% of the number of shares the shareholder owned annually. For example, if a shareholder owned 100 shares beginning in 1997, that shareholder would have received 12 shares of stock. No fractional shares were issued. The Company issued such shares based upon past representations made by management of the Company to shareholders that such shares would be issued at some point in the future.

--------------------------------------------------------------------------------
ITEM 11.          DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
                  REGISTERED
--------------------------------------------------------------------------------

         The Company is registering all of its issued and outstanding shares of its capital stock with a par value of One Mill ($0.001) per share. On March 1, 1999, there were 128,362,789 shares of stock issued and outstanding.

Capital Stock

         Each of the holders of record of stock is entitled to one (1) vote per share thereof at all shareholder meetings for all purposes, including the election of the Company's directors and all other matters submitted to such holders for a vote of stockholders; to share ratably in all dividends, when, as, and if declared by the Company's Board of Directors from funds legally available therefor; and to share ratably in all assets available for distribution to holders of record of capital stock upon liquidation or dissolution after the payment of all debts and other liabilities. Shares of common stock are not redeemable and the holders have no conversion rights, pre-emptive or other rights to subscribe to or purchase additional shares in the event of a subsequent offering. The common stock does not carry cumulative voting rights. All issued and outstanding shares of common stock are fully-paid and non-assessable.

         There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial condition at the time.

         The Company may, if approved at the general meeting of shareholders, resolve to authorize the Board of Directors to declare and pay dividends to the Company's shareholders in the form of bonus shares. The shareholders would receive bonus shares in lieu of cash dividends, if any, declared and paid by the Company.

         "Anti-Takeover" Provisions. Although the Board of Directors is not presently aware of any takeover attempts, the Company's Certificate of Incorporation and By-laws contain certain provisions which may be deemed to be "anti-takeover" in nature in that such provisions may deter, discourage, or make more difficult the assumption of control of the Company by another corporation or person through a tender offer, merger, proxy contest or similar transaction or series of transactions. These provisions were adopted unanimously by the Board of Directors and approved by the stockholders of the Company.

         Authorized but Unissued Shares. The Company has authorized 10,000,000,000 shares of common stock. These shares were authorized for the purpose of providing the Board of Directors of the Company with as much flexibility as possible to issue additional shares for proper corporate purposes including equity financing, acquisitions, mergers, stock dividends, stock splits, stock options and other purposes. The Company has no agreements, commitments or plans at this time for the sale or use of its shares of common stock except as described herein. Through March 1, 1999, the Company had issued 128,362,789 shares of stock.

         No Cumulative Voting. The Company's Certificate of Incorporation and By-laws do not contain any provisions for cumulative voting. Cumulative voting entitles stockholders to as many votes as equal the number of shares owned by such holder multiplied by the number of directors to be elected. A stockholder may cast all these votes for one candidate or distribute them among any two or more candidates. Thus, cumulative voting for the election of directors allows a stockholder or group of stockholders who hold less than fifty percent (50%) of the outstanding shares voting to elect one or more members of a Board of Directors. Without cumulative voting for the election of directors, the vote of holders of a plurality of the shares voting is required to elect any member of a Board of Directors and would be sufficient to elect all the members of the Board of Directors being elected.

         General Effect of Anti-Takeover Provisions. The overall effect of these provisions may be to deter a future tender offer or other takeover attempt that some stockholders might view to be in their best interest as the offer might include a premium over the market price of the Company's capital stock at that time. In addition, these provisions may have the effect of assisting the Company's current management in retaining its position and place it in a better position to resist changes which some stockholders may want to make if dissatisfied with the conduct of the Company's business.

         Voting Rights. Except as set forth below, every holder of shares present in person or by proxy or by representative, attorney or proxy appointed under the Company's By-laws at a meeting of shareholders has one vote on a vote taken by a show of hands, and on a poll every holder of shares who is present in person or by proxy or representative has one vote for every fully paid share held by him, registered in each shareholder's name on the Company's stockholder list. Unless a poll is demanded, every question submitted to a meeting of holders of shares shall be decided by a show of hands of the shareholders present and entitled to vote. In the case of an equality of votes, in either a poll or a show of hands, the chairman shall have a second or casting vote. Notwithstanding the above, restrictions are imposed on voting rights in the following circumstances: (a) if two or more persons are registered as the holder of the share, the only one of the holders entitled to vote is the senior who tenders a vote, seniority being determined by the order of names in the company's list of stockholders; (b) if the terms upon which the shares was issued restrict the voting rights attaching to that share, the holder is entitled to vote only in accordance with the terms upon which that share was issued (neither any shares currently outstanding nor the common shares have restricted voting rights).

         Article II Section 5 of the Company's By-laws allows that the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. All resolutions (e.g. resolutions for the election of directors, the approval of increase in authorized capital, approval of financial statements, amending the Articles of Incorporation and By-laws; authorizing liquidation or a going private transaction) require the affirmative vote of the holders of a majority of the issued and outstanding shares of the common stock of the Company entitled to vote.

         Not less than ten days' notice of any general shareholders meeting, specifying the place, day and hour of the meeting, specifying the general nature of the business, shall be given to the shareholders.

         Article III Section 4 of the Company's By-laws allows that any director or the entire Board of Directors may be removed, at any time, with or without cause, by the holders of a majority of the shares then entitled to vote with or without a stockholders meeting.

         Certain Voting Requirements. The affirmative vote of the holders of a majority of the shares present at a shareholders meeting and entitled to vote generally constitutes shareholder approval or authorization of matters for which such approval or authorization is required. A sale or transfer of substantially all of the Company's assets, liquidation, merger, consolidation, reorganization or similar extraordinary corporate action generally requires the affirmative vote of a majority of the shares outstanding and entitled to vote thereon.

         Offerings of Shares. On February 15, 1992, the Company offered for sale 25,000 shares (minimum) and 2,500,000 shares (maximum) at $2.00 per share in accordance with Rule 506 of the Securities Act of 1933, as amended. Prior to this offering, there was no other offering of the Company's stock and there was no public market for the stock of the Company. The price to the public for the stock was determined after careful analysis by management of the Company and was based on, among other things, the Company's financial condition, its future prospects and the prospects for its industry in general, the management of the Company and the market prices of securities for companies in businesses similar to that of the Company. The offering was unsuccessful and all funds collected were returned to the prospective purchasers and no shares were issued.

         Restricted Shares. Restricted shares may not be sold unless they are registered or are sold pursuant to an applicable exemption from registration, including pursuant to Rule 144.

         Reports to Shareholders. The Company intends to furnish its shareholders with annual reports containing financial statements for each fiscal year containing unaudited summary financial information and such other periodic reports as it may deem appropriate or as required by law.


--------------------------------------------------------------------------------
ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------


         Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company may advance expenses in connection with defending any such proceeding, provided the indemnitee undertakes to pay any such amounts if it is later determined that such person was not entitled to be indemnified by the Company.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


--------------------------------------------------------------------------------
ITEM 13.          Financial Statements
--------------------------------------------------------------------------------




                          National Fruit and Vegetable
                             Technology Corporation
                       (A Development Stage Corporation)
                              Financial Statements
                For the periods ended December 31, 1998 and 1997
             Together with Report of Independent Public Accountants

                             ICKERT & COMPANY, LLC
                             ---------------------
                          CERTIFIED PUBLIC ACCOUNTANTS



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------

To the Board of Directors
National Fruit and Vegetable Technology Corporation:


We have audited the accompanying balance sheets of National Fruit and Vegetable Technology Corporation (a Nevada Development Stage Corporation) as of December 31, 1998 and 1997, and the related statements of loss and accumulated deficit, shareholders' equity, and cash flows for the years then ended and for the period from September 14, 1983 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Fruit and Vegetable Technology Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.

As discussed more fully in the Notes to Financial Statements, certain assets (primarily a microwave oven system and the related technology, amounting to $22,620,000 or 65% of total assets) have been valued at amounts representing management's determination of fair value. The determination of fair value involves subjective judgment which is not always susceptible to substantiation by auditing procedures.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has been in the development stage since its inception on September 14, 1983. Realization of a major portion of the assets is dependent on the Company's ability to meet its financial requirements and place the microwave oven system into operation on a profitable basis, the outcome of which cannot be determined at this time. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.



January 25, 1999                                           Ickert & Company, LLC
Columbus, Ohio.

                                National Fruit and Vegetable Technology Corporation
                                         (A Development Stage Corporation)
                                                  Balance Sheets
                                                As of December 31,

                                                                                 1998                   1997
--------------------------------------------------------------------------------------------------------------------
                                                      Assets
--------------------------------------------------------------------------------------------------------------------
Current assets
      Cash                                                                 $         349,700       $        633,300

      Prepaid expenses                                                                 3,800                 13,300
--------------------------------------------------------------------------------------------------------------------
                                                                                     353,500                646,600
--------------------------------------------------------------------------------------------------------------------
Property & equipment                                                              33,828,200             32,360,100

      Accumulated depreciation                                                      (695,800)              (647,600)
--------------------------------------------------------------------------------------------------------------------
                                                                                  33,132,400             31,712,500
--------------------------------------------------------------------------------------------------------------------
Deferred organization costs                                                        1,058,600              1,058,600
--------------------------------------------------------------------------------------------------------------------
             Total assets                                                  $      34,544,500       $     33,417,700
====================================================================================================================



--------------------------------------------------------------------------------------------------------------------
                                        Liabilities & Shareholders' Equity
--------------------------------------------------------------------------------------------------------------------
Current liabilities

      Current portion of long-term debt                                    $          57,900       $        161,700

      Current portion of notes payable to shareholder                                250,000                200,000

      Accounts payable                                                               463,300                327,700

      Accrued expenses                                                               134,100                135,500
--------------------------------------------------------------------------------------------------------------------
                                                                                     905,300                824,900
--------------------------------------------------------------------------------------------------------------------
Long-term obligations

      Long-term debt                                                                   3,000                 16,000

      Capital leases                                                                  67,900                 76,200

      Notes payable to shareholder                                                   150,000                  --
--------------------------------------------------------------------------------------------------------------------
                                                                                     220,900                 92,200
--------------------------------------------------------------------------------------------------------------------
Deferred income taxes                                                              4,724,000              4,999,000

Shareholders' equity

      Common stock                                                                    79,200                 76,000

      Additional paid-in capital                                                  31,381,500             29,777,800

      Deficit accumulated during the development stage                            (2,766,400)            (2,352,200)
--------------------------------------------------------------------------------------------------------------------
                                                                                  28,694,300             27,501,600
--------------------------------------------------------------------------------------------------------------------
             Total liabilities & shareholders' equity                      $      34,544,500       $     33,417,700
====================================================================================================================



   The accompanying notes are an integral part of these financial statements.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                   Statements of Loss and Accumulated Deficit
                       For the periods ended December 31,
                                                                             Cumulative
                                                                               During
                                                                             Development
                                                  1998           1997          Stage
----------------------------------------------------------------------------------------
Costs and expenses

     General and administrative              $   509,300    $   562,500    $ 3,804,100

     Depreciation and amortization               132,900        112,600      1,211,600

     Research and development                       --           21,700        297,100

     Loss on property disposal                      --             --          717,800
----------------------------------------------------------------------------------------
            Loss from operations                 642,200        696,800      6,030,600
----------------------------------------------------------------------------------------
Other income (expense)

     Interest income                                --           18,500         83,900

     Interest expense                            (33,600)       (26,800)      (236,700)

     Gain (loss) on sale of assets               (13,400)          --           (6,000)
----------------------------------------------------------------------------------------
     Loss before income tax                      689,200        705,100      6,189,400
----------------------------------------------------------------------------------------
     Income tax expense (benefit)               (275,000)      (281,000)    (3,423,000)
----------------------------------------------------------------------------------------
     Net loss                                    414,200        424,100      2,766,400
----------------------------------------------------------------------------------------
Accumulated deficit -- Beginning of period     2,352,200      1,928,100           --
----------------------------------------------------------------------------------------
Accumulated deficit -- End of period         $ 2,766,400    $ 2,352,200    $ 2,766,400
========================================================================================


   The accompanying notes are an integral part of these financial statements.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                       Statements of Shareholders' Equity
                       For the periods ended December 31,
                                                            Common Stock
                                                    (par value $ .001 per share)   Additional
                                                       Shares           Amount   Paid-in Capital
-----------------------------------------------------------------------------------------------
Stock issued at inception (September 14, 1983)        6,941,400   $     69,400    $ 12,607,800

Stock issued in exchange for cash, other assets
    or expenses through November 17, 1986
    at $3.00 per share                                  709,900          7,100       2,122,700

Stock issued November 17, 1986
    six-for-one split to adjust share price
    to $ .50 per share                               38,255,500        382,600        (382,600)

Adjustment to reflect change in par value
    to $ .001 per share                                    --         (413,200)        413,200

Stock issued to acquire assets of
    Veg-Tec Corporation during 1986
    at $ .50 per share                                3,506,400          3,500       1,749,700

Stock issued in exchange for cash, other assets
    or expenses from November 18, 1986
    through December 31, 1996 at $ .50 per share
    (net of redemptions)                             21,055,800         21,100      10,506,300

Net loss through December 31, 1996                         --             --              --
----------------------------------------------------------------------------------------------
Balance December 31, 1996                            70,469,000         70,500      27,017,100
----------------------------------------------------------------------------------------------
Stock issued in exchange for cash, other assets
    or expenses during 1997
    at $ .50 per share (net of redemptions)           5,532,600          5,500       2,760,700

Net loss for the year ended December 31, 1997              --             --              --
----------------------------------------------------------------------------------------------
Balance December 31, 1997                            76,001,600         76,000      29,777,800
----------------------------------------------------------------------------------------------
Stock issued in exchange for cash, other assets
    or expenses during 1998
    at $ .50 per share (net of redemptions)           3,213,900          3,200       1,603,700

Net loss for the year ended December 31, 1998              --             --              --
----------------------------------------------------------------------------------------------
Balance December 31, 1998                            79,215,500   $     79,200    $ 31,381,500
----------------------------------------------------------------------------------------------

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                       Statements of Shareholders' Equity
                       For the periods ended December 31,
                      (Table continued from previous page)

                                                                     Stock
                                                   Accumulated   Subscriptions
                                                     Deficit       Receivable         Total
----------------------------------------------------------------------------------------------
Stock issued at inception (September 14, 1983)   $          0    $          0    $ 12,677,200

Stock issued in exchange for cash, other assets
    or expenses through November 17, 1986
    at $3.00 per share                                   --              --         2,129,800

Stock issued November 17, 1986
    six-for-one split to adjust share price
    to $ .50 per share                                   --              --                 0

Adjustment to reflect change in par value
    to $ .001 per share                                  --              --                 0

Stock issued to acquire assets of
    Veg-Tec Corporation during 1986
    at $ .50 per share                                   --              --         1,753,200

Stock issued in exchange for cash, other assets
    or expenses from November 18, 1986
    through December 31, 1996 at $ .50 per share
    (net of redemptions)                                 --          (508,000)     10,019,400

Net loss through December 31, 1996                 (1,928,100)           --        (1,928,100)
----------------------------------------------------------------------------------------------
Balance December 31, 1996                          (1,928,100)       (508,000)     24,651,500
----------------------------------------------------------------------------------------------
Stock issued in exchange for cash, other assets
    or expenses during 1997
    at $ .50 per share (net of redemptions)              --           508,000       3,274,200

Net loss for the year ended December 31, 1997        (424,100)           --          (424,100)
----------------------------------------------------------------------------------------------
Balance December 31, 1997                          (2,352,200)              0       27,501,600
----------------------------------------------------------------------------------------------

Stock issued in exchange for cash, other assets
    or expenses during 1998
    at $ .50 per share (net of redemptions)              --              --         1,606,900

Net loss for the year ended December 31, 1998        (414,200)           --          (414,200)
----------------------------------------------------------------------------------------------
Balance December 31, 1998                        $ (2,766,400)   $          0    $ 28,694,300
==============================================================================================



   The accompanying notes are an integral part of these financial statements.


               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                            Statements of Cash Flows
                       For the periods ended December 31,

                                                                                                        Cumulative
                                                                                                          During
                                                                                                        Development
                                                                       1998               1997             Stage
-------------------------------------------------------------------------------------------------------------------
     Cash flows from operating activities
    Net loss                                                      $   (414,200)     $   (424,100)     $ (2,766,400)
    Adjustments to reconcile net loss to net cash
         used in operating activities:
             Depreciation and amortization                             132,900           112,600         1,211,600
             (Gain) loss on sale of equipment                           13,400              --               6,000
             Loss on property disposal                                    --                --             717,800
             Common stock issued for operating expenses                  2,000            44,100           286,100
             Deferred income taxes                                    (275,000)         (281,000)       (3,423,000)
             Sources (uses) of cash from change in:
                Notes and accounts receivable                             --              84,900              (100)
                Inventory                                                 --                --              51,800
                Deposits                                                 9,500            (7,400)           (3,800)
                Deferred organization costs                               --                --            (451,600)
                Accounts payable                                       135,600           280,800           463,300
                Accrued expenses                                        (1,400)          (15,200)          134,000
-------------------------------------------------------------------------------------------------------------------
                    Net cash used in operating activities             (397,200)         (205,300)       (3,774,300)
-------------------------------------------------------------------------------------------------------------------
Cash flows  from investing activities

    Purchases of property and equipment                             (1,480,800)       (2,367,700)      (11,048,000)
    Sale of property and equipment                                        --                --             219,200
-------------------------------------------------------------------------------------------------------------------
                    Net cash used in investing activities           (1,480,800)       (2,367,700)      (10,828,800)
-------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities

    Proceeds from issuance of long-term debt                              --                --           1,112,100
    Principal payments on long-term debt                              (131,000)         (104,600)         (681,000)
    Proceeds from notes payable to shareholder                         200,000           150,000           525,000
    Principal payments on notes payable to shareholder                    --                --            (125,000)

    Proceeds from capital leases                                          --                --              90,700
    Principal payments on capital leases                               (67,000)          (28,100)         (142,100)
    Increases in advances payable                                         --                --             229,300
    Proceeds from issuance of common stock                           1,606,900         2,616,700        14,190,300
    Redemption of common stock                                         (14,500)          (43,000)         (246,500)
-------------------------------------------------------------------------------------------------------------------
                    Net cash provided by financing activities        1,594,400         2,591,000        14,952,800
-------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                           (283,600)           18,000           349,700

Cash -- Beginning of period                                            633,300           615,300              --
-------------------------------------------------------------------------------------------------------------------
Cash -- End of period                                             $    349,700      $    633,300      $    349,700
===================================================================================================================



   The accompanying notes are an integral part of these financial statements.

              National Fruit and Vegetable Technology Corporation
                       (A Development Stage Corporation)
                         Notes to Financial Statements
                        As of December 31, 1998 and 1997


Note 1.  Business Organization and Asset Valuation

National Fruit and Vegetable Technology Corporation (the Company) was incorporated in Nevada in December, 1986. The Company was formed to develop a high-speed, high-powered microwave oven capable of processing fruits and vegetables. The Company's products will be sold to customers in both wholesale food processing and the food service industries. Initially, the Company intends to process baked and french fried potatoes. As the business develops, it intends to branch out into other fruits and vegetables using the microwave technology developed in processing potatoes. The Company has not begun food processing operations as of the date of these financial statements and has not generated any revenues from food processing operations.

The Company acquired National Veg-Tec Corporation (Veg-Tec) on March 2, 1987, by exchanging 49,346,800 shares of the Company's stock on a one-for-one basis for Veg-Tec's stock. As a result of the exchange, the financial statements are presented as if National Fruit and Vegetable Technology Corporation had been in existence since the inception of Veg-Tec, its predecessor. Veg-Tec was incorporated in September, 1983.

Veg-Tec was formed by exchanging stock for property, equipment and technology owned by an unincorporated joint venture. The joint venture carried on extensive research and development in microwave technology and was operated by the Company's majority shareholders. The assets originally transferred to Veg-Tec consisted of:

             Microwave oven & related technology      $   19,153,200
             Food processing equipment                       632,400
             Machinery & equipment                           431,500
             Trucks & automobiles                            468,000
             Other assets                                    139,100
                                                      --------------
                                                      $   20,824,200
                                                      ==============

              National Fruit and Vegetable Technology Corporation
                       (A Development Stage Corporation)
                         Notes to Financial Statements


These assets were contributed to Veg-Tec at fair value, as determined by management. The valuation is based on management's appraisal of the market potential for products processed by the Company's microwave oven system and by individuals familiar with the process, the food processing industry, and its markets. The valuation process is subjective in nature and is not an attempt to represent the actual costs incurred to build the oven and develop the technology. Because the oven and its technology are new, the recoverability of its recorded value is dependent on the Company's ability to obtain the financing needed to place the oven into operation on a profitable basis, the outcome of which cannot be determined at this time.

In 1986, the Company acquired Veg-Tec Corporation, an Ohio corporation, by exchanging 3,506,400 shares of common stock for all the issued and outstanding stock of Veg-Tec Corporation. The shares exchanged were valued at $.50 per share representing a purchase price of $1,753,200 which was recorded on the books of Veg-Tec Corporation as follows:

             Note receivable                          $   503,200
             Food processing equipment                    750,000
             Patent                                       500,000
                                                      -----------
                                                      $ 1,753,200
                                                      ===========

The acquisition was accounted for as a purchase. Veg-Tec Corporation's principal purpose was to develop markets for and place into profitable operation its two primary assets which consisted of a browning oven and related technology and a harness racing sulky patent developed by its principal shareholders. These shareholders are also the principal shareholders of the Company. Veg-Tec Corporation had not commenced operations as of the date of the sale and had not generated any revenues or expenses.

The two primary assets acquired by the Company, a browning oven and related technology ($750,000) and the patent for a harness racing sulky ($500,000) were contributed at fair value as determined by management of the Company. The valuations are based on an appraisal of the market potential of the assets and is subjective in nature and does not represent actual costs incurred. Management intends to integrate the browning oven into the food processing operation. The unamortized balance of the sulky patent was written off as management concentrated the Company's energy and resources on the development of food processing operations.

              National Fruit and Vegetable Technology Corporation
                       (A Development Stage Corporation)
                         Notes to Financial Statements

The recoverability of the recorded value of the browning oven and related technology is dependent upon the establishment of profitable food processing operations the outcome of which cannot be determined at this time.

Note 2.  Summary of Significant Accounting Policies

Deferred Organization Costs -- The Company has not started regular operations and has no product sales to date. Deferred Organization Costs relate primarily to the development of a detailed business plan and financing sources. These costs will be amortized over a period of 60 months when food processing operations begin. All noncapitalizable expenses have been charged to operations in the period they were incurred.

Employee Benefits -- The Company has elected to treat all compensation paid to officers and shareholders as being paid to independent contractors.
Consequently, no provision has been made for payroll taxes on payments to officers and shareholders. The Company has no employee benefits or pension plans. No provision is required for accrued vacation pay.

Research and Development -- Research and development costs are primarily related to oven testing and integration of related equipment. These costs are charged to operations in the period incurred. Research and development costs have totaled $297,100 since inception of the Company.

Cash Equivalents -- For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes -- Income taxes have been provided using the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities. Deferred income taxes resulting from such differences are recorded based on the enacted tax rates that are currently expected to be in effect when the differences are expected to reverse.

Concentration of Credit Risk -- The Company maintains bank accounts at local banks. In some instances, the balances exceed the federally insured limit for an individual account.

              National Fruit and Vegetable Technology Corporation
                       (A Development Stage Corporation)
                         Notes to Financial Statements


Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ form the estimates and assumptions used.

Supplemental cash flow disclosures -- The Company paid $34,800 and $14,000 for interest in 1998 and 1997, respectively.

The Company acquired $10,600 of property and equipment in 1998 and $148,000 in 1997 in exchange for stock.

The Company financed $72,900 of vehicles and equipment through capital leases in 1998, and $97,800 of vehicles and equipment through capital leases in 1997.

Note 3.  Property and Equipment

As of December 31, 1998 and 1997, property and equipment can be summarized as:

                          In Service        In Progress         Total             Total
                          at 12/31/98       at 12/31/98      at 12/31/98       at 12/31/97
                          -----------       -----------      -----------       -----------
Land                     $    191,300      $       --       $    191,300      $    191,300

Buildings                     125,000         2,417,600        2,542,600         2,455,000

Microwave oven                   --          20,827,100       20,827,100        20,383,300

Processing equipment             --           7,442,000        7,442,000         6,524,400

Machinery                     882,800         1,015,800        1,898,600         1,800,200

Vehicles                      157,400           769,200          926,600         1,005,900
                          -----------       -----------      -----------       -----------
                            1,356,500        32,471,700       33,828,200        32,360,100
                          -----------       -----------      -----------       -----------
Depreciation                 (695,800)             --           (695,800)         (647,600)
                          -----------       -----------      -----------       -----------
                         $    660,700      $ 32,471,700     $ 33,132,400      $ 31,712,500
                          ===========       ===========      ===========       ===========

              National Fruit and Vegetable Technology Corporation
                       (A Development Stage Corporation)
                         Notes to Financial Statements

Most of the Company's assets were acquired in exchange for common shares when the Company was founded. Later asset additions were purchased from outside suppliers for cash or stock, or built by the Company. The following table summarizes how assets have been acquired:

                              Acquired                                Total
                              for Stock          Purchased         at 12/31/98
                           --------------     --------------     ---------------
Property and equipment     $   22,586,500     $   11,241,700     $   33,828,200
                           ==============     ==============     ===============

As discussed in Note 1, assets acquired for stock when National Veg-Tec was formed were recorded on the books at fair value. As of December 31, 1998, approximately $20,000,000 of contributed assets have no basis for tax purposes and, consequently, no depreciation will be allowed on the Company's tax return for those assets. In accordance with Financial Accounting Standards No. 109, deferred taxes have been provided in the amount of $7,948,000 for the difference between the book and tax basis for the contributed assets. Deferred taxes were recorded by reducing additional paid-in capital when the shares were exchanged for the assets.

For financial reporting purposed, depreciation is computed using the straight-line method over the useful lives of the assets. Useful lives generally range from three to ten years. For income tax purposes, depreciation is provided using MACRS and straight-line methods.

Note 4.  Long-term Debt

Long-term debt consists of the following as of December 31, 1998:

                  Unsecured debt                         $   15,000

                  Less: amounts due within one year         (12,000)
                                                         -----------
                       Net long-term debt                $    3,000
                                                         ==========

The unsecured debt is due in April, 2000. Payments are due monthly, with no stated interest rate. Aggregate maturities of outstanding long-term debt are as follows:

                  1999                                   $   12,000

                  2000                                        3,000
                                                         ----------
                 Total                                   $   15,000
                                                         ==========

              National Fruit and Vegetable Technology Corporation
                       (A Development Stage Corporation)
                         Notes to Financial Statements

Note 5.  Notes Payable to Shareholder

The Company had the following notes payable to a shareholder at December 31, 1998:

          Note payable due May, 1999.  This note is personally
          guaranteed by the officers of the Company.                 $   50,000

          Note payable due May, 1999.                                   100,000

          Note payable due October, 1999.                                50,000

          Note payable due October, 1999.                                50,000

          Note payable due February, 2000.                               50,000

          Note payable due November, 2000.                              100,000
                                                                     -----------
           Total notes payable to shareholder                           400,000

                Amounts due within one year                            (250,000)
                                                                     -----------
           Net long-term notes payable to shareholder               $   150,000
                                                                     ===========

The notes are all unsecured, and bear interest at the rate of 11%. Interest expense on these notes totaled $27,200 in 1998. Interest is to be paid to the shareholder with common stock of the Company at the rate of $.50 per share.

Under the terms of each note, the shareholder may choose to take principal payments in cash, or payments of 50% in cash and 50% in the Company's common stock. Assuming the stock payment was chosen for the entire amount payable, the shareholder would receive payments of $200,000 and 400,000 shares of common stock.

Note 6.  Capital Leases

The Company leases equipment under lease agreements expiring on various dates through 2002. The leases are capital leases with the Company owning the assets outright at the end of the lease terms.

              National Fruit and Vegetable Technology Corporation
                       (A Development Stage Corporation)
                         Notes to Financial Statements

         At December 31, 1998, future minimum lease payments for all leases, and the minimum payments for those leases were as follows:

                   1999                                              $   54,400

                   2000                                                  36,900

                   2001                                                  21,400

                   2002                                                  14,100

                   2003                                                   2,100
                                                                      ----------
                     Total minimum lease payments                       128,900

                   Less: interest portion                               (15,100)
                                                                      ----------
                   Present value of net minimum lease payments          113,800

                   Less: current portion                                (45,900)
                                                                      ----------
                   Net long-term lease liability                     $   67,900
                                                                      ==========


         At December 31, 1998, assets under capital leases were as follows:

                   Food processing equipment                         $   54,400

                   Machinery and equipment                               83,000

                   Vehicles                                              68,100

                   Less: Accumulated depreciation                       (36,300)
                                                                      ----------
                   Net assets under capital lease                   $   169,200
                                                                      ==========

Note 7.  Income Taxes

Effective in 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." This statement requires that deferred income taxes reflect the tax consequences on future years of differences between the tax and financial statement basis of assets and liabilities. The adoption of this standard required the establishment of a deferred tax liability that will result from the financial reporting basis of the contributed assets substantially exceeding their tax basis.

              National Fruit and Vegetable Technology Corporation
                       (A Development Stage Corporation)
                         Notes to Financial Statements


Components of income taxes are as follows:

                                           Year ended        Year ended
                                            12/31/98          12/31/97
                  Deferred tax credit:

                    Federal               $   (213,000)    $   (218,400)

                    State and local            (62,000)         (62,600)
                                          -------------    -------------
                                          $   (275,000)    $   (281,000)
                                          =============    =============

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The effects of the timing differences are as follows:

                                                     As of          As of
                                                   12/31/98       12/31/97
                                                  ----------     ----------
       Basis difference of contributed assets     $7,948,000     $7,948,000
                                                  ----------     ----------
         Total deferred tax liabilities            7,948,000      7,948,000
                                                  ----------     ----------

       Net operating loss carryforwards            3,224,000      2,949,000
                                                  ----------     ----------
         Total deferred tax assets                 3,224,000      2,949,000
                                                  ----------     ----------
         Net deferred tax liability               $4,724,000     $4,999,000
                                                  ==========     ==========

The effective tax rate in the financial statements ( 40%) represents the Federal income tax rate of 34% after providing for state and local taxes and the appropriate State (8.9%) and Local (1%) tax rates.

As the Company has not commenced planned food processing operations, no federal or local income tax or county property tax have been filed.

               National Fruit and Vegetable Technology Corporation
                        (A Development Stage Corporation)
                          Notes to Financial Statements


Note 8.  Related Party Transactions

The Company purchased food processing equipment salvaged from property owned by a corporation owned by the officers and principal shareholders of the Corporation. There were no purchases in 1998, purchases were $122,500 in 1997. Management and the Company's Board of Directors have determined that the equipment was sold to the Company at a price that does not exceed fair market value.

The Company rents a storage facility owned by the officers and principal shareholders of the Corporation. The lease arrangement is renewable on an annual basis. Rent expense for the facility was $200,000 in both 1998 and 1997.

Note 9.  Operating Lease

The Company leases equipment under a non-cancelable operating lease that expires in August, 2000. Rent expense under the agreement was $8,700 for 1998 and $2,200 for 1997. Payments under the lease are guaranteed personally by an officer of the Corporation.

Future minimum rental payments on the operating lease are as follows:

                    1999            $       8,700

                    2000                    5,100
                                     ------------
                                    $      13,800
                                     ============

--------------------------------------------------------------------------------
ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
--------------------------------------------------------------------------------

         There have been no disagreements with the Company's independent accountants over any item involving the Company's financial statements. The Company's independent accountants are Ickert & Company LLC., Certified Public Accountants, 42 East Gay Street, Suite 1515, Columbus, Ohio 43215.

--------------------------------------------------------------------------------
ITEM 15.  Financial Statements and Exhibits
--------------------------------------------------------------------------------

         The following exhibits are filed with this Form 10-SB:

Assigned Number            Description

(2) Plan of acquisition, reorganization, arrangement, liquid, or succession: None

(3)(ii)                    By-laws of the Company: Included

(4) Instruments defining the rights of holders including indentures: None

(9)                        Voting Trust Agreement:   None

(10)                       Material Contracts:   None

(11)                       Statement   regarding   computation   of  per   share
                           earnings:   Computations   can  be  determined   from
                           financial statements.

(16)                       Letter on change in certifying accountant:   None

(21)                       Subsidiaries of the registrant:   None

(24)                       Power of Attorney:   None

(27)                       Financial Data Schedule:   Included

(99)                       Additional Exhibits:   None

--------------------------------------------------------------------------------
                                   SIGNATURES
--------------------------------------------------------------------------------

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: ___________, 1999.


                                       NATIONAL FRUIT AND VEGETABLE
                                       TECHNOLOGY CORPORATION



                                       By:
                                          --------------------------------------
                                            Daniel K. Cashman
                                            President



                                       By:
                                          --------------------------------------
                                            Tom Ranier
                                            Secretary


                                       36